United States securities and exchange commission logo





                              December 7, 2022

       Rahul Ballal, Ph.D.
       President and Chief Executive Officer
       Imara Inc.
       1309 Beacon Street, Suite 300, Office 341
       Brookline, MA 02446

                                                        Re: Imara Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 10,
2022
                                                            File No. 333-268300

       Dear Rahul Ballal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 10, 2022

       Questions and Answers about the Merger
       Will the common stock of the combined company trade on an exchange?, page 4

   1.                                                   Please revise your
disclosure as follows:
                                                            Disclose, as you
have on page 197, that Imara has agreed to cause the shares of Imara common stock being
issued in the Merger to be approved for listing on Nasdaq at or prior to the
effective time. State both here, on page 197 and elsewhere as appropriate, as you have in
Article VII of the Merger Agreement, that the approval for listing these shares on
Nasdaq, subject to official notice of issuance, is a closing condition of the Merger. Also
disclose whether the terms of the merger agreement permit that this closing condition
could be waived without recirculation or resolicitation. In this regard, we note
that disclosure on page 197 and 212 seems to indicate that this
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 2     7, 2022 Page 2
FirstName LastName
              condition is waivable.
                You disclose that Enliven has filed a listing application for
the combined company   s
              common stock with Nasdaq and that it is "expected" that the common stock of the combined company will trade on The Nasdaq Stock Market. Please revise here and on pages 23 and 197, and elsewhere as appropriate, to make clear whether the merger is conditioned upon receiving Nasdaq listing approval for the combined company, and if so, whether such condition is waivable. State whether Nasdaq's determination in this regard will be known at the time that stockholders are asked to vote to approve the business combination. Please also include a cross-reference to your risk factor disclosure stating that the potential reverse stock split may not result in an increase in
              the combined company   s stock price necessary to satisfy Nasdaq
 s initial or
              continued listing requirements for the combined company.
                Disclose here, in your risk factor disclosure on page 32, and elsewhere as appropriate, whether or not you satisfy the objective Nasdaq listing criteria, and if not, explain which requirement(s) your stock does not currently meet for listing and describe your plan to remedy. In your risk factor disclosure, explain how the reverse stock split is intended to cause you to be in compliance.
What are the material U.S. federal income tax consequences of the Merger to Enliven U.S.
holders?, page 7

2. We note your representation here and beginning on page 195 that Imara and Enliven
         "intend" the merger to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and/or a non-taxable exchange transaction governed by Section 351(a) of the Code. Please revise your
         disclosure here and throughout to provide counsel   s firm opinion for
each material tax
         consequence, including whether the Merger will qualify as a reorganization and/or a non-
         taxable exchange transaction, or to explain why such opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item
         601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and
         Tax Opinions in Registered Offerings.
Prospectus Summary
The Companies, page 9

3. We note your statement that Enliven's goal is to design best-in-class or first-in-class therapies, and other similar statements throughout such as those
indicating that "Enliven   s
         product candidates will be aimed to be best-in-class and first-in-class." Given the development stage of Enliven's product candidates and length of the drug approval process, it is premature and inappropriate to speculate or imply that any Enliven product
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 3     7, 2022 Page 3
FirstName LastName
         candidates will ultimately be approved or become best-in-class or first-in-class. Please remove these statements.
Enliven's Pipeline, page 11

4. Please clarify what the "Differentiation" column in the pipeline table is intended to convey. In addition, we note you have created a distinction between "lead optimization"
         and "IND-enabling." Please explain what is involved in "lead optimization" and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.
Support Agreements, page 17

5. We note your discussion of the support agreements beginning on pages 17 and 219.
             Please tell us with specificity who signed the support agreements, and show us how the percentages of securities covered are reconcilable to the beneficial ownership disclosure on pages 415-423.
             We also note the discussion of irrevocable proxies in the disclosure and in section 7 of Exhibit 2.3, which is incorporated by reference to your Form 8-K filed October 13,
            2022. Please provide us your analysis supporting your conclusions regarding whether offers and sales of the securities registered for sale have already been made and completed. For guidance, see the Division of Corporation Finance's Securities
            Act Sections Compliance and Disclosure Interpretation 239.13 available on the
            Commission's website.
Common Stock Purchase Agreement, page 18

6. We note your description of the Common Stock Purchase Agreement here and on page
         220. In your description of the agreement, please identify each shareholder who is purchasing shares pursuant to such agreement and who is expected to be a beneficial owner of 5% or more of the outstanding shares of Enliven following the financing.
Risk Factors
Risks Related to the Proposed Reverse Stock Split, page 32

7. We note your disclosure that the principal purpose of the reverse stock split is to increase
         Imara's common stock price so that the combined company is able to meet initial listing requirements and the shares of Imara common stock being issued in the merger will be approved for listing. In your risk factors and elsewhere as appropriate:
             Please disclose the minimum size of the reverse split that will be necessary for listing.
             Please expand the discussion to indicate the criteria, if any, for the ratio to be used for the reverse stock split. For example, indicate whether you intend to use the minimum ratio or a larger ratio in an attempt for a higher price per share subsequent to the reverse stock split.
             You state at the top of page 33 that the reverse stock split may not result in an
             increase in the combined company   s stock price necessary to
satisfy Nasdaq   s initial
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 4     7, 2022 Page 4
FirstName LastName
              listing requirements for the combined company. Please enhance your risk factor disclosure, page 197, and elsewhere as appropriate, to explain the effects on the proposed transaction and/or the combined company of a failure to comply with the initial listing requirements of Nasdaq. If the Nasdaq listing approval of the combined company is a condition that can be waived, please include a discussion of the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if the Nasdaq does not approve the listing application of the combined company, but the election is made to waive the closing condition and proceed with the merger.
                You state on page 32 that there can be no assurance that the stock price of the combined company will meet the listing requirements for any meaningful period of time. Please enhance your risk factor disclosure, page 197, and elsewhere as appropriate, to explain the effects on the combined company and its shareholders of a failure to comply with the continued listing requirements of Nasdaq, including the potential delisting of its common stock and its impact.
                Please similarly revise your summary risk factor on the reverse stock split on page
              22 to explain the effect on the proposed merger transaction or the combined company if the reverse stock split does not increase the combined company's stock price over the short- or long-term so as to qualify for Nasdaq listing. Risks Related to Imara's Intellectual Property, page 52

8. We note your disclosure on page 52 that Imara is party to license agreements with the
         UAB Research Foundation and the University of Pittsburgh with respect to IMR-261, and that this statement appears to conflict with your statement on page 49 that Imara is "not currently party to any sales, marketing, distribution, development, licensing or broader collaboration agreements." In this regard:
             Please revise to reconcile your statements regarding Imara's current license agreements or advise.
             To the extent material, please revise your disclosure to discuss the terms of any licensing agreements still in effect between Imara and any other party. Include a discussion of all material payment terms, including quantification of any annual maintenance fees, upfront payments, amounts paid to date, and the applicable royalty rates to be paid by each party. In the event a range is provided in place of the actual royalty rate, such range should be within ten percentage points.
             Additionally, please file Imara's current license agreements as exhibits or provide an analysis explaining why they should not be filed pursuant to Regulation S-K, Item
              601(b)(10).
The FDA, EMA and other comparable foreign regulatory authorities may not accept data..., page
103

9. Please expand this risk factor and elsewhere as appropriate to disclose the location(s) of the clinical trials of ELVN-001 conducted internationally, and the planned location(s)
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 5     7, 2022 Page 5
FirstName LastName
         for international trials of ELVN-002. In this regard, we note that on page 129 you state that Enliven uses Pharmaron, located in China, to conduct preclinical studies and clinical trials.
The certificate of incorporation and bylaws of the combined company will provide..., page 152

10. We note your disclosure that the certificate of incorporation and the bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain litigation, including any derivative action.
             Please disclose whether this provision applies to actions arising under the Securities
              Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
              Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
              Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
             Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.
             If this provision does not apply to actions arising under the Securities Act or
              Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
              Exchange Act.
Background of the Merger, page 165

11. With reference to your description of the timeline of the proposed business combination that begins on page 165:
             With respect to the negotiations between Imara and Enliven, please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations through proposals and counter-proposals. For example, with regard to the initial negotiations, please revise to explain the reason(s) for the inclusion of, and any revisions to, the material terms from the initial non-binding indication of interest
              Imara received from Enliven on July 28, 2022 to the August 12, 2022 updated non-
              binding indication of interest, including why Enliven increased the valuation of
              Imara's Nasdaq listing.
             Revise your disclosure of any individual meetings to include discussion regarding the material topics, views, and positions that were discussed at the meetings, and by whom.
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 6     7, 2022 Page 6
FirstName LastName
                Revise this section to discuss how Imara's management and board conducted corporate, technical scientific and industry due diligence on Enliven and other companies.
                Explain how the key deal terms of the Merger Agreement listed on page 171 were negotiated by the parties between the initial draft of the Merger Agreement provided to Enliven on August 25, 2022 and the executed version of October 13, 2022.
              Additionally, please ensure that your disclosure addresses other material aspects of the transaction to the extent discussed in negotiation. By way of example and not limitation, discuss how the exchange ratio was determined; any discussions of the support agreements; and negotiations of material terms of the merger agreement such as termination rights and fees and the structure of the combined company board of directors and management. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives.
                We note that OrbiMed is a significant stockholder of Imara and of Enliven and
              designates a member to each company   s board of directors.
Please disclose whether
              the boards had any policies or procedures in place to address any potential conflicts of interest in the search process and in the negotiation and approval of the Merger.
                Briefly describe in more detail any discussions about the need to obtain additional financing for the combined company, such as the concurrent Pre-Closing Financing, and the negotiation process with respect to the terms of the financing.
                Page 171 states that on September 1, 2022, Enliven's transaction committee discussed financing alternatives and the possibility of alternative pathways to achieving a public listing, including an initial public offering. Revise here or elsewhere, as appropriate, to discuss how and why Enliven ultimately determined it was interested in pursuing the reverse merger as opposed to a more traditional IPO transaction.
Enliven Reasons for the Merger, page 175

12.      Page 175 states that Enliven   s board of directors believes that the
proposed
         merger transaction "provides a viable alternate public listing strategy, and addresses the risk of the lack of an available market for an initial public offering at a later date." Please revise this section to discuss whether Enliven's board considered material risks to unaffiliated investors presented by taking Enliven public through a reverse merger rather than an underwritten offering, or to the extent that Enliven's board did not consider these risks, please so state. These risks, which should be discussed in a corresponding risk factor, could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Opinion of Imara's Financial Advisor, page 177

13. Please supplementally provide us with copies of all materials prepared by SVB Securities
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 7     7, 2022 Page 7
FirstName LastName
         LLC and shared with your board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board's decision to approve the merger and the transactions contemplated thereby.
Other Factors, page 181

14. You indicate on page 181 that a comparable company analysis was performed by SVB
         Securities not as part of its financial analyses, but "for reference purposes." We have the following comments:
             You indicate that SVB Securities compared a range of implied adjusted equity valuations to the proposed Enliven valuation of $324.6 million based on the proposed valuation and ownership ratio in the Merger Agreement and also compared the resulting implied exchange ratio range of 0.5885x to 3.1924x to the exchange ratio.
              Please revise to describe the conclusions SVB Securities reached with respect to the
              Enliven valuation and exchange ratio as a result of such comparisons.
             Discuss the extent to which the Imara board relied on the comparable company analysis in reaching its determination that the Enliven valuation and exchange ratio were fair and, if material, revise to describe in more detail the underlying methodology, selection criteria, companies selected, including the underlying data for the companies such as the number of products and the pipeline, and conclusions of such analysis relative to Enliven. Include in your revisions whether any comparable companies meeting the selection criteria were excluded from the analysis, and, if so, the reasons for such exclusion. Additionally, we note that this section uses capitalized terms including "Selected Company" and "Selected
              Companies" without definition. Please revise as appropriate. Certain Unaudited Financial Projections, page 182

15. We note that in connection with its evaluation of the Merger, the Imara Board considered certain non-public financial forecasts prepared by the management of Enliven and adjusted by the management of Imara for the period from January 1, 2023 through
         December 31, 2045 (the "Financial Projections"). We have the following comments regarding the Financial Projections:
             Discuss the extent to which the Imara board relied on the Financial Projections in reaching its determination that the Enliven valuation and exchange ratio were fair in recommending the Business Combination to its stockholders, including how the projections were used, both quantitatively and qualitatively.
             Disclose and explain the bases for and the nature of the material assumptions referenced in the first full paragraph on page 184 that underlie the line items presented in the Financial Projections summary table. Please ensure the level of detail provided is sufficient enough for an investor to evaluate and understand the reasonableness of the assumptions, uncertainties and/or contingencies underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. In regard to the net sales and operating
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 8     7, 2022 Page 8
FirstName LastName
              income projected amounts, please specifically address the growth rates as well as identify the material product revenue streams underlying these projections and the date you assume Enliven will be granted regulatory approval for each indication for each significant market reflected in the forecast.
                You note on page 183 that the Financial Projections cover multiple years, and that this information by its nature becomes subject to greater uncertainty with each successive year. With respect to the length of the projections, please disclose the basis for projections beyond year five, including if the forecasts reflect more than simple assumptions about growth rates. Explain how management and the Board relied upon the Financial Projections and how they determined that they are reasonable, particularly in light of the extensive length of the forecasts and since
              Enliven is a clinical stage company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.
                You state on page 184 that initial forecasts were prepared by Enliven and adjusted by
              Imara to "take a more conservative approach with respect to certain of the forecasted financial information, including with respect to various of the underlying assumptions." Please describe in more detail the process undertaken to formulate the forecasts and the parties who participated in the preparation of the forecasts. Explain and quantify the adjustments that Imara management made to the initial forecasts provided by Enliven management and the reasons for the adjustments.
                As part of your revisions, disclose your assumptions as to which product candidates were assumed to have received approvals and identify jurisdictions in which they received such approvals by period. Clearly disclose the limitation that regulatory approval is outside of your control.
                Disclose the extent to which Enliven drafted and considered multiple projection scenarios, and if so, how they determined to present this scenario but not the other scenarios.
Conditions to the Completion of the Merger, page 212

16. Please revise this section, as well as the similar section on the Enliven Common Stock
         Purchase Agreement on page 220, to clarify which conditions are waivable and by which party or parties. As appropriate, please revise your risk factors to address material risks associated with waivable conditions.
Enliven's Business, page 280

17. Please revise your disclosure to clarify the meaning of any significant scientific or technical terms or acronyms the first time they are used in the prospectus in order to provide context for such terms and better ensure that lay readers will understand the disclosure. For example, and without limitation, please define each of the following at their first use in this section or where appropriate in the prospectus:
             TKIs, pages 10 and 280;
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
              2022     Inc.
December
Page 9     7, 2022 Page 9
FirstName LastName
                Highly ligand-efficient scaffolds, page 282;
                BID, page 283;
                Durable responses, page 285;
                CNS, page 285;
                HCP, Figure 4 on page 295;
                Normal survival outcome and near normal survival outcome, page 296; and
                TFR, Figure 7 on page 296.
Our Team and Investors, page 282

18. On pages 282 and 287, please limit the disclosure of specific investors in Enliven to those identified in the Principal Shareholder table beginning on page 418. In this regard, we note Surveyor Capital does not appear in the table. Additionally, revise to indicate that
         investors should not rely on the named investors    investment
decision, as these investors
         may have different investments strategies and risk tolerances.
Our Team and Investors, page 286

19.      We note references to Enliven's "scientific advisory board" on page
287. If material,
         please include disclosure that:
             Describes the role or function of the scientific advisory board, including whether there are any rules or procedures governing it;
             Describes whether any board members are party to a consulting or advisory contract with the Company, including any material provisions of such agreements; and
             Describes whether, and if so how, such advisory board members are compensated.
Our Programs, page 291

20. With respect to the figures, tables, and graphics included throughout this section, we note the following:
             Please revise your tables or graphics to ensure that the text in each, including subscript or other notations, are large enough and clearly legible.
             Revise to disclose the sources from which data presented in figures and tables were obtained.
21. We note your reference to various pre-clinical studies, such as in vitro assays, animal studies, and head-to-head comparison studies throughout Enliven's business section.
         Throughout the subsections summarizing your pre-clinical results for ELVN-001 and
         ELVN-002, please expand the discussion of your pre-clinical studies to briefly describe who performed these studies and when, where such studies were conducted, how the tests were conducted, the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured.
22. As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Therefore, please revise or remove the following
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
             2022    Inc.
December
Page 10 7, 2022 Page 10
FirstName LastName
         statements and any similar statements, as appropriate:
             On page 299 you reference ELVN-001's "wide safety margin in non-human primates." We also note numerous references throughout the business section to your product candidates' "favorable safety profile," "favorable safety margin"
              and/or "improved safety margin." Where you deem appropriate, you may present objective data without including your conclusions related to safety.
             If accurate, you may state, as you have on page 178 and elsewhere, that a product candidate has been well-tolerated. In this regard, please revise your pre-clinical study disclosure to discuss whether any serious adverse events have been observed that were deemed related to ELVN-001 and ELVN-002, and if so, the nature of any such events, and the number of subjects that experienced them.
             On page 284 you state that "ELVN-002 has demonstrated improved potency compared to tucatinib" and "demonstrated superior preclinical activity in HER2-
              amplified subcutaneous and intracranial models." On page 299 you reference ELVN-
              001's "excellent higher species PK" and "good tolerability." Where you deem appropriate, you may also present objective data without including your conclusions related to efficacy. Please remove subjective qualifiers such as "excellent" and
              "good."
Figure 4. CML Treatment Paradigm in the United States and Our Market Insights, page 295

23.      We have the following comments with respect to Figure 4:
             Please tell us why the blue shaded boxes for ELVN-001 are included in the 2L, 3L+
            and T315I rows of Figure 4, given that this product is not currently an approved treatment option for CML in the United States. Tell us your consideration as to whether a textual discussion of how ELVN-001 pertains to the CML treatment paradigm in the U.S. is a more appropriate place to describe your targets for this product relative to other approved treatments.
             With respect to the 1L row of Figure 4, please revise the statement in the "Market
            Insights" column to clarify if you are potentially referring to your product when you state that "[f]urther improvement in efficacy may still allow for new entrants in 1L settings."
             With respect to the T315I row of Figure 4, please revise the statement in the "Market
            Insights" column to clarify what product you refer to that is "[p]otentially more tolerable choice for T315I patients and has the potential to displace ponatinib."
             It appears that the asterisked footnote that appears under Figure 4 is missing from the table. Also, there are asterisked portions of the table that do not appear to have corresponding footnotes. Please revise as appropriate.
Clinical Development Plan, page 306

24. We note your disclosure that where possible, Enliven plans "to explore applicable regulatory strategies pursued by other targeted therapy companies, for example Orphan
         Drug Designation, Breakthrough Therapy and Fast Track designation, Priority Review
 Rahul Ballal, Ph.D.
FirstName
Imara Inc. LastNameRahul Ballal, Ph.D.
Comapany7,
December   NameImara
             2022    Inc.
December
Page 11 7, 2022 Page 11
FirstName LastName
         and/or Accelerated Approval."
             Please balance your disclosure here and elsewhere as appropriate by clarifying that because your candidates are in early development, there can be no assurance that the
             FDA would approve any form of application for expedited review for any of your product candidates.
             Affirmatively state that the FDA's accelerated approval pathways do not guarantee an accelerated review by the FDA. Further, explain that even if a product candidate could be granted a designation or qualify for expedited development, it does not increase the likelihood that the product candidate will receive approval.
Figure 22. ELVN-002 Potently Inhibited HER2 and HER2 YVMA While Sparing EGFR,
page
314

25. Please add a box next to your figure to indicate what the data presented in the second segment of this figure is intended to show.
Enliven Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 351

26.      Please revise to address the following:
             You disclose on page 354 that you "do not track (y)our research and development expenses on a program specific basis until the program reaches the clinical stage, as preclinical costs are deployed across multiple projects and, as such, are not separately classified." According your disclosures elsewhere in your document, including the table on page 282, ELVN-001 is currently in Phase 1 and you expect ELVN-002 to begin Phase 1 in the fourth quarter of 2022. Accordingly, revise to quantify the research and development expenses for each period for each project tracked.
             Expand your discussions on pages 356-358 of the fluctuations in Enliven's research and development expenses for the periods presented to identify and discuss the drivers of expense trends between your respective research projects.
Unaudited Pro Forma Condensed Combined Financial Information, page 386

27. In the pro forma information provided as Exhibit 99.1 on your Form 8-K amended on
         November 16, 2022, you include adjustment (d) for $17,692,000 for the nine months ended September 30, 2022 to reduce your pro forma research and development expense.
         Similarly, you include adjustment (d) for $36,603,000 for the year ended December 31,
         2021 to reduce pro forma research and development expense to reflect "the elimination of assets to the Asset Sale and the disposed operations." However, the pro forma presentation in your Form S-4 does not include similar adjustments to reduce your pro forma research and development expense line items. Please address the following:
             Tell us your basis for this adjustment based on the guidance of
Article 11 of
              Regulation S-X.
             Further, explain why no similar adjustment was made for the pro forma information in your Form S-4.
 Rahul Ballal, Ph.D.
Imara Inc.
December 7, 2022
Page 12
             To the extent you determine that similar adjustments are required in the Form S-4, revise your footnotes to more clearly identify the nature and basis of such adjustment.
Note 10. Stock-Based Compensation, page F-36

28. You disclose on page F-36 that effective August 9, 2022, Enliven's board of directors repriced certain previously granted and still outstanding vested and unvested stock option awards under the 2019 Plan. You disclose that as a result, the exercise price was lowered to $0.73 per share, which was the fair value of Enliven's common stock on August 9,
      2022. Please address the following regarding these disclosures:
          Revise your Stock-based Compensation on page 362 and Fair Value of Common
           Stock on page 364 to more clearly explain how these awards were valued as part of the repricing and how you determined the fair value of the underlying common stock as of that date.
          As part of your disclosures, address how your valuation specifically considered the valuation of the options issued to Mr. Hohl on August 2, 2022, which have an exercise price of $1.38 per your disclosures on page 236, clarifying if those options were issued at fair value as well.
          Further, revise to address how your valuations for compensation purposes considered the active merger negotiations and how these valuations compare to the implied enterprise value reflected in the exchange ratios and merger consideration in the active merger proposals as of those dates and the surrounding time periods.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameRahul Ballal, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameImara Inc.
                                                           Office of Life
Sciences
December 7, 2022 Page 12
cc:       Stephanie L. Leopold, Esq.
FirstName LastName